Insurance
Premiums,
91%
Administration
Fees, 6%
Investment
Income, 2%
Other, 1%
WellPoint (NYSE: WLP)
Per Share Valuation Company Profile
Headquartered in Indianapolis, IN.
Largest managed care company in the U.S. in terms
of membership (approximately 35.3 million
members).
Formed out of the 2004 merger of Anthem, Inc. and
WellPoint Health Networks Inc.
CEO – Angela Braly
42,000 employees.
Independent licensee of the Blue Cross Blue
Shield Association.
2007 Revenues = $61.1 Billion
Investment Thesis
Durable Franchise
With the Blue Cross Blue Shield brand, WellPoint possesses the most recognized brand in healthcare and the #1 local market position in 16 of 17 key states in a business where local economies of scale are meaningful.
National Scale National scale provides the ability to invest in IT and healthcare management infrastructure, which positions the company to be at the forefront of industry change.
Valuation WellPoint is currently trading at historically low valuations due to industry and company specific concerns, both of which we believe to be near-term in nature.
Risks
Declining Membership & Profit Margin Rising uninsured population has hurt membership growth in the industry and competition may further depress margins.
Unproven Management Team There has been significant turnover throughout the senior executive team.
Integration Challenges WellPoint is a product of many complex acquisitions and the integration of numerous IT systems and infrastructures has been a sticking point for the company.
Conclusion
Due to favorable demographic trends and low valuation, we believe WellPoint is an attractive investment.
3
rd
Quarter 2008
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge &
Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
08-461  |
FY ends December 31
Shares Outstanding = 514 million
S&P 500 data as of 9/30/08
WLP S&P 500
Price (9/30/08) $46.77 $1,165
2007 Price/Sales 0.40 1.4x
2007 Price/Earnings 8.4x 16.8x
2007 Price/Book 1.0x 2.9x
2007 EPS 5.56
2008 est. EPS 5.57

Commercial,
24%
Credit Card,
5%
Consumer
RE, 38%
Commercial
RE, 15%
Foreign, 2%
Other
Consumer,
15%
Lease
financing,
2%
Wells Fargo Co (WFC)
Per Share Valuation
Company Profile
WFC is headquartered in San Francisco, CA.
Wells Fargo was founded in 1852.
Wells Fargo as it exists today was formed
through the merger or Wells Fargo and
Norwest in November 1998.
Operations include Community Banking
(65.7% of net income), Wholesale Banking
(28.3%), Wells Fargo Financial (6%).
Wells Fargo is the #1 bank west of the
Mississippi and has the #2 deposit share in the
US.
Loan Portfolio 2007
Investment Thesis
Superior Franchise Wells Fargo is a superior banking franchise that has stuck to their strengths of focusing on the consumer and small business franchises.  The company has a culture of cross-selling.
Management Management team is experienced and has been with Wells Fargo for a long time.
Opportunistic Wells Fargo has the ability to play offense by gaining market share and making attractive acquisitions while their peers are capital constrained.
High Returns Wells Fargo generates higher ROA’s & ROE’s then other banks due to its focus on small customers, cross-
selling model, funding  advantages, and conservative measures taken when the environment is good .
Risks
Mortgage Exposure Wells Fargo is highly exposed to the California mortgage market.
Other Credit Exposure Wells Fargo may face rising credit costs in credit card, construction and other loan categories with the weakening economy.
Acquisition Risk Wells Fargo may decide to buy a failing bank which could distract management.
Conclusion
Wells Fargo is a strong franchise that currently trades at an attractive valuation relative to their opportunities.
3
rd
Quarter 2008
The above is not a complete analysis of every material fact concerning the securities described.  Statements of fact may be inaccurate or incomplete.  The information provided is historical, does not predict future results or profitability and is subject to change without notice.  This is not a recommendation to buy or sell any security and is not indicative of Dodge & Cox’s current or future trading activity.  The securities identified do not represent an account’s entire holdings; holdings are subject to change at any time without notice.  Before investing in any Dodge & Cox Fund, you should carefully consider the Fund’s investment objectives, management fees, risks and expenses.  To obtain a Fund’s prospectus, which contains this and other important information, visit
www.dodgeandcox.com or call 800-621-3979.  Please read the prospectus carefully before investing.
08-461  |
FY ends December 31
Shares outstanding = 3.309 billion
S&P  500 data as of 9-30-08
WFC S&P 500
Price (9-30-08) $38 $1,166
2007 Price/Earnings 16x 14x
2007 Price/Book 2.6x 2.3x
2007 EPS 2.38
2008 est. EPS 2.57